                                                 Filed by M.A. Hanna Company and
                                                                The Geon Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    and Deemed Filed Pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934

              Subject Companies: M.A. Hanna Company (Commission File No. 1-5222)
                              and The Geon Company (Commission File No. 1-11804)






                         SLIDES USED IN CONNECTION WITH
                 INVESTOR AND SHAREHOLDER PRESENTATIONS MADE BY
                               M.A. HANNA AND GEON
                IN CONNECTION WITH THEIR PROPOSED CONSOLIDATION:

M.A. Hanna Company                                                          Geon






                            "A Powerful Combination:

                          Creating the World Leader in

                                Polymer Services"


    Phill Ashkettle                                        Tom Waltermire
   Chairman and CEO                                       Chairman and CEO
      M.A. Hanna                                            The Geon Co.




                     Goldman, Sachs Chemical Investor Forum
                          Palm Beach, FL, May 25, 2000

M.A. Hanna Company                                                          Geon




                                Why Create NEWCO?



           -        Creates powerful market combination

           -        Strong complementary business fit

           -        Creates platform for acquisitions and growth

           -        Initial profit improvement of at least $50 million

           -        Size matters to stakeholders

           -        Fulfills strategic objectives of both companies

M.A. Hanna Company                                                          Geon




                             Transaction Highlights



            -        Cashless, tax free transaction

            -        One share of NEWCO for one share of Hanna

            -        Two shares of NEWCO for one share of Geon

            -        Expected closing:  August 2000

M.A. Hanna Company                                                         Geon




                                1999 Financials*



                                        Hanna                             Geon

Revenues                                $2.3B                            $1.2B**

Earnings                                 $38M                              $52M

EPS                                     $0.84                             $2.16

Shares outstanding                        45M                               24M






*Excluding special items

**Excludes Geon's share of equivalent revenues of approximately $700M from joint ventures (Oxy Vinyls LP, Australian Vinyls and Sunbelt)

M.A. Hanna Company                                                          Geon




                           M.A. Hanna: Company Profile


      -        Leading $2.3 billion international polymer services company

      -        Focused on plastics and rubber processors

      -        Rationalized product lines to focus on core business

      -        Operations in North America, Europe & Asia

      -        7,200 associates in more than 25 countries

M.A. Hanna Company                                                          Geon




                         What M.A. Hanna Brings to NEWCO



  - Broad suite of polymer services and technologies that complement Geon's offering

  -        A growth leader in thermoplastic resin distribution

  - Leading market and technical strengths to complement Geon's operational strengths

  -        Expanded international customer and supplier base

  -        Successful acquisition history

M.A. Hanna Company                                                         Geon




                              Geon: Company Profile



  -        1993 spin off from BF Goodrich

  - Leading $1.2 billion North American-based polymer services and technology company

  - Recently reduced commodity exposure through Oxy Vinyl joint venture formation

  - Built on value-added businesses through aggressive acquisition strategy

  -        36 manufacturing sites; 3,100 employees

M.A. Hanna Company                                                         Geon




                            What Geon Brings to NEWCO



   -        Leader in vinyl technology; over 50 years experience

   - Strength in specialty resins, vinyl compounding, engineered films, and vinyl/urethane formulation

   -        Sound business processes and operating record

   -        State-of-the-art information systems

   -        Solid and innovative E-Commerce platform

   -        Successful acquisition history

M.A. Hanna Company                                                          Geon




                              Strategic Environment


      [Graphic with boxes and left-to-right horizontal arrow behind boxes.]


          [LEFT BOXES]                       Polymers Producers
                                             Additives Producers

          [MIDDLE LEFT BOXES]                Service

                                             Compounding
                                             Processing

                                             Distribution

          [MIDDLE RIGHT BOXES]               Designer/Assembler
                                             Construction
                                             Automotive
                                             Appliances & Business Equipment
                                             Packaging
                                             Consumer Products
                                             Communications/Electronics

          [RIGHT BOX]                        Consumers

          [BOTTOM BOX]                       Global

M.A. Hanna Company                                                          Geon


                               The World's Largest
                       International Polymer Services Co.

      [Graphic with boxes and left-to-right horizontal arrow behind boxes.]


          [LEFT BOXES]                       Polymers Producers
                                             Additives Producers

          [MIDDLE LEFT BOXES]                Service

                                             Compounding
                                             Processing

                                             Distribution

          [SUNBURST GRAPHIC                  NEWCO
          OVERLAPPING SERVICE,
          COMPOUNDING AND
          PROCESSING BOXES]

          [MIDDLE RIGHT BOXES]               Designer/Assembler
                                             Construction
                                             Automotive
                                             Appliances & Business Equipment
                                             Packaging
                                             Consumer Products
                                             Communications/Electronics

          [BOTTOM BOX]                       Global

M.A. Hanna Company                                                          Geon




                       What We Will Be Together: Strengths


    -        Industry leader with full suite of polymer services/products

    -        Six leading global customer-focused platforms

             -  Thermoplastics compounds        -  Elastomer compounds
             -  Specialty resin/formulators     -  Polymer distribution
             -  Color and additive systems      -  Engineered films

    -        Solid cash flow and debt capacity

M.A. Hanna Company                                                          Geon




                       What We Will Be Together: Strengths


     -        Substantially increased market capitalization and liquidity

     -        Strong operational systems and processes

     -        Capacity to grow compound business 1.5x to 2.0x GDP

     -        Driven by strong leaders in both organizations

M.A. Hanna Company                                                         Geon




                    What We Will Be Together: Market Position

                          - Diversified market strength

                           - All markets <20% of total sales


[BAR GRAPH SHOWING PERCENTAGE OF TOTAL SALES BY MARKET]



Industrial               MAH:  approx. 16%             GEON:  approx. 3%               Combined MAH & GEON:  approx. 19%
Building Materials       MAH:  approx. 6%              GEON:  approx. 13%              Combined MAH & GEON:  approx. 19%
Automotive               MAH:  approx. 13.5%           GEON:  approx. 4.5%             Combined MAH & GEON:  approx. 18%
Consumer                 MAH:  approx. 11%             GEON:  approx. 5%               Combined MAH & GEON:  approx. 16%
Electrical               MAH:  approx. 8%              GEON:  approx. 5.5%             Combined MAH & GEON:  approx. 13.5%
Pkg/Film                 MAH:  approx. 7%              GEON:  approx. 3%               Combined MAH & GEON:  approx. 10%
Other                    MAH:  approx. 2%              GEON:  approx. 1%               Combined MAH & GEON:  approx. 3%


M.A. Hanna Company                                                          Geon




                      What We Will Be Together: Geographies


                       North American focused company with
                                 global presence


 [PIE GRAPH]

 North America:      85%

 Europe:              9%

 S.E. Asia:           6%

 Bottom of Graph:    Sales = approximately $3.5 Billion
                     (does not include estimated equity JV revenues
                     = approximately $700 million)

M.A. Hanna Company                                                         Geon




                            What We Will Be Together:
                              Competitive Position


                     NEWCO  A. Schulman   Ferro  Georgia-Gulf  Clariant  Ampacet  Gen'l Polymers  Teknor Apex  RTP   LNP  CIBA  BASF


Plastic Compounds      X          X         X         X           X                                  X           X    X
Specialty Resin &
Formulators            X
Color Concentrates     X          X         X                     X         X                        X                      X     X
Rubber Compounds       X                                                                             X
Distribution           X          X                                                     X
Engineered Films       X

M.A. Hanna Company                                                          Geon




                            What We Will Be Together:

                              E-Business Solutions


--------------------------------------------------------------------------------
GetGeon.com                    Low cost, interactive systems; product catalogs;
HannaResinDirect.com           full ERP and inventory integration; pricing
--------------------------------------------------------------------------------
ChemConnect.com                Geon equity investment
--------------------------------------------------------------------------------
ElastomerSolutions.com         Hanna equity investment
--------------------------------------------------------------------------------
B2B                            Geon B2B active with suppliers
--------------------------------------------------------------------------------

M.A. Hanna Company                                                          Geon




                     We Will Provide More Value to Customers


   Wire and Cable Example:
   -----------------------

   -        Hanna and Geon sell to wire & cable market

   -        No overlap in product offering

            -  Geon sells vinyl compounds

            -  Hanna sells rubber and plastic compounds, colors and additives

   -        Intimate understanding of customers' needs


                  Together we can provide a broader offering of
                        services to an expanded customer base

M.A. Hanna Company                                                          Geon




                              Role of Distribution


      Polymer Producer                         Distributor (Newco)                            Processor
      ----------------                         -------------------                            ---------
           Focus                                  Capabilities                                  Needs
OEM concentration                           Application focused                      Application Support
Limited polymer breadth                     Value-driven
Polymer production
Technology-driven

Dedicated to strategic customers            Local, ready response                    Processing Support
                                            Process competency

1-6 Week lead times (for                    Same/Next day delivery                   Delivery (Next Day)
    standard products)                      High level fulfillment                   Mixed truckloads/Multiple
Variable fulfillment                        Local warehousing/Multiple                   brands
Full truckloads/single brand                    brands

M.A. Hanna Company                                                         Geon




                               Integration Process


   -        Leadership clearly defined; transition plan in place

            -  Chairman & CEO

            -  President & COO

   -        Teams created to focus on integration and growth

   -        Identifying additional savings and growth potential

   -        Define financial targets for NEWCO by year-end

   - Companies share similar values, style and culture, allowing for smooth transition

   -        Close proximity to facilitate rapid integration

M.A. Hanna Company                                                         Geon




                         Key Strategic Elements of NEWCO


  -        Goal is TOTAL PROFIT IMPROVEMENT

  -        Operating efficiency and earnings improvement will be a key focus

  -        Seek aggressive growth through acquisitions

  -        Expand international presence

  -        Leverage full-suite of polymer solutions

  -        Outperform the industry

M.A. Hanna Company                                                          Geon




                         Investment Highlights for NEWCO


  -        World leader in polymer services

  -        Complementary business platforms with strong organic growth potential

  - Operating goal in processing businesses to reach and consistently exceed 10% return on sales

  -        Strong balance sheet provides financial flexibility

  -        Low capital investment requirements

  -        Aggressive acquirer in consolidating industry

M.A. Hanna Company                                                         Geon

                                 Investor Notice

In connection with the business combination transaction, Geon and M.A. Hanna filed a joint proxy statement/prospectus with the Securities and Exchange Commission and expect to file other documents with the Commission. Geon and M.A. Hanna expect to send the joint proxy statement/prospectus to their respective stockholders seeking their approval of the proposed business combination transaction after the Commission's review. We urge investors and stockholders to read the joint proxy statement/prospectus carefully. The joint proxy statement/prospectus contains important information about the resulting company, Geon, M.A. Hanna, the proposed business combination transaction, and related matters. Investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and those other documents relating to the proposed business combination, once available, as well as other filings made by Geon and M.A. Hanna with the Commission through the website maintained by the Commission at http:www.sec.gov. Free copies of the joint proxy statement/prospectus and the other documents relating to the proposed business combination, once available, may also be obtained by Geon stockholders by directing a request to Geon at One Geon Center, Avon Lake, Ohio 44012 Attention: Corporate Secretary, and by M.A. Hanna stockholders by directing a request for M.A. Hanna at Suite 36-5000, 3200 Public Square, Cleveland, Ohio 44114-2304, Attention: Corporate Secretary.


                          Private Securities Litigation
                               Reform Act of 1995

This release contains statements concerning trends and other forward-looking information affecting or relating to Geon and M.A. Hanna and their respective industries that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the proposed transaction described in this release are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the risk that the M.A. Hanna and Geon businesses will not be integrated successfully; (2) inability to achieve or delays in achieving savings related to business consolidating and restructuring programs; (3) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (4) costs related to the proposed transaction; (5) inability to obtain, or meet conditions imposed for, governmental approvals for the consolidation;
(y) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (7) failure of the Geon or Hanna stockholders to approve the proposed transaction; (8) unanticipated costs or difficulties in the operation of Oxy Vinyls LP.